1

                          EXHIBIT 99.1

308/2B
May 1, 1997


Dr. Jerry Caulder
13545 Mira Montana Drive
Del Mar, CA 92014

Dear Jerry,

This letter constitutes DowElanco's offer to purchase from you (the "Offer"), at your option, certain shares of common stock, par value $.001 per share ("Shares"), of Mycogen Corporation ("Mycogen") beneficially owned by you, subject to the terms and conditions set forth herein. The specific terms and conditions of the Offer are as follows:

A. DowElanco would purchase from you (i) any or all of the 30,000 Shares that were awarded to you in calendar year 1995 under Mycogen's Restricted Stock Issuance Plan, and (ii) any or all Shares issued to you by Mycogen pursuant to the May 1, 1997 letter agreement between you and Mycogen concerning your resignation from the offices of Chairman of the Board and Chief Executive Officer and from your employment with Mycogen Corporation and the severance benefits you will receive in exchange for your resignation (the "Severance Agreement"). DowElanco would purchase all such Shares from you at a price of $28.00 per share. The closing of a purchase of any such Shares by DowElanco will take place as soon as practicable after DowElanco receives notice of your acceptance of the Offer with respect to such Shares and your specification of the number of such Shares to be purchased, but no sooner than the "Initial Payment Date" as defined in paragraph 1-14 of Exhibit 1 of the Severance Agreement. The Offer with respect to Shares described in this paragraph A will become effective as of your resignations from the offices of Chairman of the Board and Chief Executive Officer of Mycogen and your employment with Mycogen on the date of this letter and will continue through May 8, 1997.

B. DowElanco would purchase from you up to 19,167 Shares that were issued and outstanding as of April 2, 1997 and have been beneficially owned by you since that date (other than Shares described in paragraph A, above). DowElanco would purchase all such Shares from you at a price equal to 105% of the 30 trading day trailing average closing price of Mycogen common shares on the Nasdaq National Market determined as of the date of your acceptance of the Offer with respect to Shares described in this paragraph B. The closing of a purchase of any such Shares by DowElanco will take place as soon as practicable after DowElanco receives notice of your acceptance of the Offer with respect to such Shares and your specification of the number of such Shares to be purchased, but no sooner than the Initial Payment Date. The Offer with respect to Shares described in this paragraph B will become effective as of your resignations from the offices of Chairman of the Board and Chief Executive Officer of Mycogen and your employment with Mycogen on the date of this letter and will continue through June 1, 1997.

C. Notwithstanding the foregoing, on or before May 8, 1997, you may elect to accept DowElanco's Offer with respect to any or all of the Shares described in paragraph B at a purchase price of $28.00 per Share; provided that the purchase price for a like number of Shares described in paragraph A will be equal to 105% of the 30 trading day trailing average closing price of Mycogen common shares on the Nasdaq National Market determined as of the date you notify DowElanco of your election to substitute Shares in this manner. Following the purchase price adjustments described in the foregoing sentence, the Offer with respect to any Shares described in paragraph A so affected will remain in effect through June 1, 1997.

D. DowElanco would purchase from you (i) any or all Shares that were issued and outstanding as of April 2, 1997 and have been beneficially owned by you since that date (other than Shares described in paragraphs A and B, above), and (ii) any or all Shares acquired by you after April 2, 1997 on a cashless basis through your surrender to Mycogen of stock options granted to you prior to the date of this letter under Mycogen's 1992 Stock Option Plan, as amended (the "Stock Option Plan"), in exchange for an appreciation distribution in the form of Shares from Mycogen as provided in Article X of the Stock Option Plan, "Stock Appreciation Rights." DowElanco would purchase all such Shares from you at a price equal to 105% of the 30 trading day trailing average closing price of Mycogen common shares on the Nasdaq National Market determined as of the date of your acceptance of the Offer. The closing of a purchase of any such Shares by DowElanco will take place as soon as practicable after DowElanco receives notice of your acceptance of the Offer with respect to such Shares and your specification of the number of such Shares to be purchased. The Offer with respect to Shares described in this paragraph D will become effective as of the effective date of your resignation or removal from or failure to be reelected to the Mycogen Board of Directors and will continue for a period of six months thereafter.

E. The Offer is subject to the satisfaction of the following conditions:

     1. The Severance Agreement shall be in full force and effect; and there shall have been no breach by you of any representation, warranty or agreement made by you therein;

     2. Neither your acceptance of the Offer nor the consummation of the purchase and sale of Shares in accordance therewith would cause DowElanco to be in breach of any provision of the Exchange and Purchase Agreement among Mycogen, Agrigenetics, Inc., DowElanco and United Agriseeds, Inc., dated as of January 15, 1996.

     3. Your acceptance of the Offer and the consummation of a purchase and sale of Shares in accordance therewith comply with all applicable laws.

F. The Offer is irrevocable and is made in consideration of your resignations from the offices of Chairman of the Board and Chief Executive Officer of Mycogen and your employment with Mycogen.

Sincerely,

DowElanco




By:  _______________________________
     Nickolas D. Hein
     Vice President